Exhibit 99.1

VNET Announces Change in Registrant’s Certifying Accountant

VNET Group, Inc. (NASDAQ: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced the appointment of KPMG Huazhen LLP (“KPMG”) as the Company’s independent registered public accounting firm, effective September 7, 2022, succeeding Ernst & Young Hua Ming LLP (“E&Y”), the Company’s former independent registered public accounting firm. The change of the Company’s independent registered public accounting firm was made after careful consideration and evaluation process and was approved by the audit committee of the board of directors of the Company.

E&Y has served as the Company’s independent registered public accounting firm since 2010. On August 16, 2022, the Company notified E&Y of its intention to dismiss E&Y. E&Y’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2020 and 2021 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

On September 7, 2022 (the “Dismissal Date”), the Company dismissed E&Y. During each of the years ended December 31, 2020 and 2021, and in the subsequent interim period through the Dismissal Date, there has been (i)  no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such periods, and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F).

During the Company’s two most recent fiscal years ended December 31, 2021, and in the subsequent interim period prior to the engagement of KPMG on September 7, 2022, neither the Company nor anyone acting on its behalf consulted with KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

The Company provided E&Y with a copy of the disclosures contained in this Form 6-K and has requested E&Y to furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether E&Y agrees with the statements made by the Company in this Form 6-K and, if not, stating the respects in which it does not agree. A copy of such letter from E&Y is attached as Exhibit 99.2 to this form 6-K.

The Company is working closely with E&Y and KPMG to ensure a seamless transition.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s future business development and expansion plans; the expected growth of the data center and cloud services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding maintaining and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance and complement its solution and service offerings; international trade policies, protectionist policies and other policies that could place restrictions on economic and commercial activity; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com